

Mail Stop 3030

May 7, 2018

<u>Via E-mail</u>
Robert H. Swan
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054

> **Re:** **Intel Corporation**
> **Registration Statement on Form S-4**
> **Filed April 27, 2018**
> **File No. 333-224473**

Dear Mr. Swan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stewart McDowell, Esq.
Gibson, Dunn & Crutcher LLP